Exhibit 21.1

Subsidiaries

Name	Jurisdiction
DLQ, Inc. (formerly Logiq, Inc.)	Nevada
Fixel AI Inc.	Delaware
Rebel AI Inc.	Delaware
Tamble, Inc.	Delaware
Push Interactive, LLC	Minnesota
Weyland Tech Ltd.	Hong Kong
Escape Pixel Pte. Ltd	Myanmar
Fixel Israel Ltd.	Israel
GoLogiq, Inc. (formerly Lovarra)	Nevada
Battle Bridge Acquisition Co, LLC	Wyoming